Robot Consulting Co., Ltd.

September 11, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Mariam Mansaray
Mitchell Austin

Re:	Robot Consulting Co., Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 20, 2024
CIK No. 0002007599

Ladies and Gentlemen:

This letter is in response to the letter dated June 4, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Draft Registration Statement No. 3 on Form F-1 (the “DRS No. 3”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Disclosure on page 1 states that one of Lawyer Robot’s main functions, legal precedent research, integrates AI. On page 53, you state that it is your strategic decision not to incorporate AI technology in Lawyer Robot. Please revise to reconcile these apparent inconsistencies.

Response: In response to the Staff’s comments, we revised our disclosure on pages 50 and 57 of the DRS No. 3 to reconcile the inconsistencies.

Financial Statements – September 30, 2023 and 2022

Note 14. Subsequent Events, page F-16

2. We note that the stock options granted on February 7, 2024 are not exercisable until the date of listing of your shares on any domestic or foreign financial instruments exchange. However, since the compensation expense to be recognized at the time of the listing is based on the grant date fair value, i.e. the fair value of the options on February 7, 2024, please disclose the methodology used to determine the fair value of the options on February 7, 2024 and the amount of unrecognized stock compensation expense as of February 7, 2024.

Response: In response to the Staff’s comments, we revised our disclosure on pages F-19 of the DRS No. 3 to disclose the methodology used to determine the fair value of the options on February 7, 2024 and the amount of unrecognized stock compensation expense as of February 7, 2024.

Financial Statements – March 31, 2023 and 2022

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-23

3. We note that you state there are no performance obligations after the product key is provided. With a view towards clarifying disclosure, tell us whether or not the customers have the choice at any time over the software license period to download and run the product on their own equipment instead of utilizing cloud-based software that you host. If the customer cannot run the product on their system and is required to utilize your cloud-based service, it appears that the cloud-based hosting you provide is not a distinct obligation pursuant to ASC 606-10-25-22 because the customer cannot use the product without the hosting. Therefore, the hosting should be combined with the software and the bundle treated as a single performance obligation and revenues should be recognized over the software license period for the software and hosting performance obligation bundle. Please revise the accounting policy disclosure here and in the interim financial statements accordingly.

Response: In response to the Staff’s comments, we revised our disclosure on pages F-12, F-13, F-15, F-17 and F-18 of the DRS No. 3 to restate the revenue recognition and classification of cost of revenue related to the sales of software. We also revised the other relevant disclosure in the DRS No. 3 to reflect such restatement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC